Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2015

2Q15 Added 15,584 New Subscribers

2Q15 Revenue Up 7.4% YOY to RMB152.1 Million ($24.8 Million)

2Q15 Operating Income Increased to RMB57.5 Million ($9.4 Million)

Conference Call to be Held November 26, 2014 at 8:00 a.m. ET

HONG KONG, China, November 25, 2014 – China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the second quarter and first half of fiscal year 2015 ended September 30, 2014.

Second Quarter of Fiscal 2015 Highlights

•	Revenues for the second quarter of fiscal 2015 increased by 7.4% to RMB152.1 million ($24.8 million) from RMB141.6 million in the prior year period.
•	New subscriber sign-ups and accumulated subscriber base were 15,584 and 407,755, respectively.
•	Gross profit increased by 6.6% to RMB121.8 million ($19.8 million) from RMB114.3 million in the prior year period.
•	Gross margin was 80.1%, compared to 80.7% in the prior year period.
•

Operating income increased to RMB57.5 million ($9.4 million) from RMB56.3 million in the prior year period, despite higher depreciation expenses as a result of the completion of the new Guangdong and Zhejiang facilities.

•	Operating income before depreciation and amortization expenses of RMB13.3 million ($2.2 million) amounted to RMB70.8 million ($11.5 million), up 8.9% year-over-year.[1]
•	Interest expense amounted to RMB25.2 million ($4.1 million), compared to RMB16.5 million in the prior year period due to the absence of interest expense capitalization.
•

As higher interest expense was offset by lower income tax expense, net income attributable to the Company’s shareholders increased to RMB27.2 million ($4.4 million) from RMB24.9 million in the prior year period.

•	Operating cash flow for the quarter increased by 41.4% to RMB171.0 million ($27.9 million) from RMB121.0 million in the prior year period.

First Half of Fiscal 2015 Highlights

•	Revenues for the first half of fiscal 2015 increased by 13.0% to RMB305.5 million ($49.8 million) from RMB270.4 million in the prior year period.
•	New subscriber sign-up reached 31,132 and accumulated subscriber base expanded to 407,755.
•	Gross profit increased by 12.3% to RMB245.3 million ($40.0 million) from RMB218.5 million in the prior year period.
•	Operating income increased by 15.1% to RMB117.6 million ($19.2 million) from RMB102.2 million in the prior year period.
•	Operating income before depreciation and amortization expenses of RMB24.7 million ($4.0 million) amounted to RMB142.3 million ($23.2 million), up 19.1% year-over-year.[1]
•	Interest expense amounted to RMB50.1 million ($8.2 million), compared to RMB31.2 million in the prior year period due to the absence of interest expense capitalization.
•	Net income attributable to the Company’s shareholders amounted to RMB57.0 million ($9.3 million), compared to RMB57.8 million in the prior year period.
•	Operating cash flow for the first half of fiscal 2015 increased by 28.8% to RMB295.7 million ($48.2 million) from RMB229.6 million in the prior year period.

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash item related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

“In the second quarter, we continued to execute our sales strategy that emphasizes the one-time upfront payment option, resulting in strong operating cash flow,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation. “As of the end of the second quarter, our accumulated subscriber base increased 4% since last quarter and now has over four hundred thousand units, further solidifying our position as one of the largest cord blood banks on a global scale.”

Ms. Zheng further commented, “During the second quarter, we began a series of internal reorganization and marketing activities designed to strengthen the company’s industry leadership position and long-term competitive advantage. For instance, we are increasing our recruitment efforts and adjusting our remuneration policies, redeploying our sales staff for improved coverage and initiating new advertising campaigns, all of which are aimed at enhancing our overall sales operations. For the second half of fiscal 2015, our primary focus will be reinforcing these new measures that drive customer enrollment.”

Summary – Second Quarter and First Half Ended September 30, 2013 and 2014

	Three Months Ended September 30,			Six Months Ended September 30,
	2013	2014		2013	2014
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	141,635	152,122	24,784	270,356	305,453	49,764
Gross Profit	114,275	121,774	19,840	218,504	245,329	39,969
Operating Income	56,290	57,463	9,362	102,170	117,630	19,164
Depreciation and Amortization Expenses	8,715	13,301	2,167	17,308	24,708	4,025
Interest Expense	16,461	25,209	4,107	31,219	50,104	8,163
Net Income Attributable to the Company’s Shareholders	24,904	27,249	4,439	57,810	56,985	9,283
Earnings per Ordinary Share – Basic[2] and Diluted (RMB/US$)	0.33	0.35	0.06	0.73	0.72	0.12

Revenue Breakdown (%)
Processing Fees	71.6%	67.4%		70.6%	68.3%
Storage Fees	28.4%	32.6%		29.4%	31.7%

New Subscribers (persons)	15,928	15,584		31,188	31,132
Total Accumulated Subscribers (persons)	343,170	407,755		343,170	407,755

2 The terms of the convertible notes issued to KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech Holdings Limited (“Golden Meditech”) provide each party with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.02 ($0.003) and RMB0.06 ($0.01) per share for the three months and six months ended September 30, 2014, respectively.

Summary – Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
	2013	2014		2013	2014
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	120,969	171,048	27,867	229,623	295,691	48,174
Net cash used in investing activities	(17,531)	(3,998)	(651)	(56,891)	(22,395)	(3,649)
Net cash provided by financing activities	5,578	-	-	2,336	-	-

Second Quarter of Fiscal 2015 Financial Results

REVENUES. Revenues increased by 7.4% to RMB152.1 million ($24.8 million) in the second quarter of fiscal 2015 from RMB141.6 million in the prior year period, driven mainly by the increase of recurring storage revenues derived from the Company’s enlarged total subscriber base.

As the Company’s accumulated subscriber base expanded to 407,755 by the end of September 2014, revenues generated from storage fees increased to RMB49.6 million ($8.1 million), up 23.4% from RMB40.2 million in the prior year period. As a percentage of total revenues, storage fees accounted for 32.6%, compared to 28.4% in the prior year period.

Revenues generated from processing fees in the second quarter were RMB102.5 million ($16.7 million), up modestly from RMB101.4 million in the prior year period due mainly to the year-over-year difference in processing fees for the contracts signed between the two quarters. 15,584 new subscriber sign-ups were recorded during the second quarter of fiscal 2015, representing a slight decrease from 15,928 in the prior year period but slight improvement from the first quarter of fiscal 2015. Revenues generated from processing fees accounted for 67.4% of total revenues, compared to 71.6% in the prior year period.

GROSS PROFIT. Gross profit for the second quarter of fiscal 2015 increased by 6.6% to RMB121.8 million ($19.8 million) from RMB114.3 million in the prior year period, mainly due to increased revenues and well-controlled direct costs. Despite the increase in depreciation expenses, the Company continued to report a solid gross margin of 80.1%, compared to 80.7% in the prior year period.

OPERATING INCOME. Operating income for the second quarter increased at a slower pace to RMB57.5 million ($9.4 million) from RMB56.3 million in the prior year period, as a result of higher depreciation expenses. Operating margin in this quarter was 37.8%, compared to 39.7% in the prior year period. Depreciation and amortization expenses for the second quarter were RMB13.3 million ($2.2 million), compared to RMB8.7 million in the prior year period. Operating income before depreciation and amortization expenses totaled RMB70.8 million ($11.5 million), up 8.9% compared to the prior year period.3

Research and Development Expenses. Research and development expenses, which have been stable in the last few quarters, were RMB2.3 million ($0.4 million).

3 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash item related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Sales and Marketing Expenses. Sales and marketing expenses for the second quarter amounted to RMB31.0 million ($5.0 million), compared to RMB27.6 million in the prior year period. As a percentage of revenue, sales and marketing expenses were 20.3%, up from 19.5% in the prior year period but down from 20.7% in the first quarter of the current fiscal year. Sales and marketing expenses continued to be correlated with the Company’s revenue performance. Looking ahead, the CCBC management team intends to further expand its sales force and marketing and promotion activities to continue to increase public awareness of cord blood banking.

General and Administrative Expenses. General and administrative expenses for the second quarter were RMB31.0 million ($5.1 million), compared to RMB28.0 million in the prior year period. Increased depreciation expenses and repair and maintenance fees contributed to the increase in general and administrative expenses. As a percentage of revenue, general and administrative expenses were 20.4%, compared to 19.8% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense is mainly related to the Company’s outstanding convertible notes. In the current quarter, the Company incurred interest expense of RMB25.2 million ($4.1 million), without any capitalization. For the prior year period, interest expense was RMB16.5 million as RMB6.8 million of interest expense was capitalized for the construction of the Company’s new facilities in Zhejiang and Guangdong.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Due to higher interest expense, income before tax for the second quarter decreased year-over-year to RMB37.5 million ($6.1 million) from RMB44.7 million. However, net income attributable to the Company’s shareholders for the second quarter of fiscal 2015 increased to RMB27.2 million ($4.4 million) from RMB24.9 million in the prior year period mainly due to lower income tax expense. Net margin for the second quarter of fiscal 2015 was 17.9%.

EARNINGS PER SHARE. The terms of the convertible notes issued to KKR and Golden Meditech provide each party with the ability to participate in any Excess Cash Dividend4. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights, which was RMB0.02 ($0.003) per share. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2015 were RMB0.35 ($0.06).

LIQUIDITY. As of September 30, 2014, the Company had cash and cash equivalents of RMB2,156.5 million ($351.3 million) compared to RMB1,882.9 million as of March 31, 2014. The Company had total debt of RMB857.2 million ($139.7 million) as of September 30, 2014. Operating cash flow for the second quarter of fiscal 2015 increased by 41.4% to RMB171.0 million ($27.9 million) from RMB121.0 million in the prior year period.

4 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

First Half of Fiscal 2015 Financial Results

For the first half of fiscal 2015, total revenues increased by 13.0% to RMB305.5 million ($49.8 million) from RMB270.4 million in the prior year period. The increase was largely attributable to the increase of the Company’s storage revenue from the Company’s expanded subscriber base, which reached 407,755 units by the end of September 2014. Revenues from processing fees and storage fees grew by 9.3% and 21.8%, respectively. Gross profit increased by 12.3% to RMB245.3 million ($40.0 million) from RMB218.5 million in the prior year period. Operating income increased by 15.1% to RMB117.6 million ($19.2 million) from RMB102.2 million in the prior year period. Operating income before depreciation and amortization expenses totaled RMB142.3 million ($23.2 million), up 19.1% compared to the prior year period5. Net income attributable to the Company’s shareholders amounted to RMB57.0 million ($9.3 million). Basic and diluted earnings per share attributable to ordinary shares were RMB0.72 ($0.12). Net cash provided by operating activities in the first half of fiscal 2015 was RMB295.7 million ($48.2 million).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, November 26, 2014 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 7331700.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2014 include non-cash item related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure from U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity, presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 of this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

5 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash item related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2014 were made at the noon buying rate of RMB6.1380 to $1.00 on September 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2014

	March 31,	September 30,
	2014	2014
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets
Cash and cash equivalents	1,882,901	2,156,527	351,340
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; September 30, 2014: RMB23,691)	95,273	110,412	17,988
Inventories	31,583	25,611	4,172
Prepaid expenses and other receivables	37,010	16,712	2,723
Debt issuance costs	3,616	3,608	588
Deferred tax assets	7,664	8,578	1,398
Total current assets	2,058,047	2,321,448	378,209
Property, plant and equipment, net	626,632	616,545	100,446
Non-current prepayments	208,894	208,429	33,957
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; September 30, 2014: RMB48,300)	225,496	211,805	34,507
Inventories	48,385	54,062	8,808
Intangible assets, net	120,549	118,239	19,263
Available-for-sale equity securities	144,247	139,637	22,750
Other investment	189,129	189,129	30,813
Debt issuance costs	7,854	6,028	982
Deferred tax assets	1,789	2,648	431
Total assets	3,631,022	3,867,970	630,166

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,775
Accounts payable	10,422	15,624	2,545
Accrued expenses and other payables	102,559	77,625	12,647
Deferred revenue	196,432	208,151	33,912
Amounts due to related parties	21,453	22,245	3,624
Income tax payable	2,571	7,202	1,173
Deferred tax liabilities	3,900	6,500	1,059
Total current liabilities	397,337	397,347	64,735
Convertible notes	777,753	797,227	129,884
Non-current deferred revenue	823,921	962,574	156,822
Other non-current liabilities	164,077	189,529	30,878
Deferred tax liabilities	27,938	27,331	4,453
Total liabilities	2,191,026	2,374,008	386,772

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2014 - (continued)

	March 31,	September 30,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued, and 73,003,248 shares outstanding as of March 31 and September 30, 2014, respectively	50	50	8
Additional paid-in capital	798,221	798,221	130,046
Treasury stock, at cost (March 31 and September 30, 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(459)
Accumulated other comprehensive income	84,263	81,393	13,260
Retained earnings	555,323	612,308	99,756
Total equity attributable to China Cord Blood Corporation	1,435,042	1,489,157	242,611
Non-controlling interests	4,954	4,805	783
Total equity	1,439,996	1,493,962	243,394
Total liabilities and equity	3,631,022	3,867,970	630,166

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2013 and 2014

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	141,635	152,122	24,784	270,356	305,453	49,764
Direct costs	(27,360)	(30,348)	(4,944)	(51,852)	(60,124)	(9,795)
Gross profit	114,275	121,774	19,840	218,504	245,329	39,969
Operating expenses
Research and development	(2,310)	(2,330)	(380)	(4,833)	(4,829)	(787)
Sales and marketing	(27,633)	(30,953)	(5,043)	(56,057)	(62,696)	(10,214)
General and administrative	(28,042)	(31,028)	(5,055)	(55,444)	(60,174)	(9,804)
Total operating expenses	(57,985)	(64,311)	(10,478)	(116,334)	(127,699)	(20,805)
Operating income	56,290	57,463	9,362	102,170	117,630	19,164
Other expense, net
Interest income	4,312	4,704	766	8,494	8,970	1,461
Interest expense	(16,461)	(25,209)	(4,107)	(31,219)	(50,104)	(8,163)
Exchange gain/(loss)	69	(182)	(30)	(55)	(2)	-
Dividend income	-	-	-	8,722	1,196	195
Others	514	680	111	1,044	1,297	211
Total other expense, net	(11,566)	(20,007)	(3,260)	(13,014)	(38,643)	(6,296)
Income before income tax	44,724	37,456	6,102	89,156	78,987	12,868
Income tax expense	(19,706)	(10,214)	(1,664)	(31,079)	(22,151)	(3,609)
Net income	25,018	27,242	4,438	58,077	56,836	9,259
Net Income attributable to non-controlling interests	(114)	7	1	(267)	149	24
Net income attributable to China Cord Blood Corporation’s shareholders	24,904	27,249	4,439	57,810	56,985	9,283

Net income per share:
Attributable to ordinary shares
- Basic	0.33	0.35	0.06	0.73	0.72	0.12
- Diluted	0.33	0.35	0.06	0.73	0.72	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	2,789	913	149	9,594	1,442	235
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	59,220	(8,818)	(1,437)	83,558	(4,312)	(703)
Comprehensive income	87,027	19,337	3,150	151,229	53,966	8,791

Comprehensive income attributable to non-controlling interests	(114)	7	1	(267)	149	24
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	86,913	19,344	3,151	150,962	54,115	8,815

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months ended September 30, 2013 and 2014

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	56,290	57,463	9,362	102,170	117,630	19,164
Depreciation and amortization[6]	8,715	13,301	2,167	17,308	24,708	4,025
Non-GAAP operating income	65,005	70,764	11,529	119,478	142,338	23,189

6 Depreciation and amortization expenses relate to our property, plant and equipment and intangible assets respectively.